INVEST IN **HELE FITNESS LLC**

# A Transformative Health and Fitness Brand- helping people live better!



helefitness.com Kaneohe HI

Main Street | Retail | Technology | Community | Ecommerce

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

## Highlights

1. Over 400% Revenue Growth and Profitable since 2017.
2. The 'At Home Fitness' is a global shift.
3. A fast growing market expected to hit $25B by 2025
4. Unique business model built on a value system with cultural identity.
5. Founding Team comprised of former college/pro athletes, coaches, and fitness professionals.

## Our Team



**Brook Emanuel** Co-Founder & Strategist

Ten years of entrepreneurial and executive level experience in the finance and tech sectors.

We are all former athletes, coaches and fitness professionals brought together through our passion and love of fitness. We understand first hand, the value of health and wellness to our lives and wanted to share that through the lens of our home culture here in Hawaii.



### Gus Mello  Co-Founder & CEO

International entrepreneur with experience in building brands in emerging markets. Long time fitness coach and former Co-Owner and Head Coach of CrossFit Union and No Limits Boootcamp.



### Marcus Keoni Souza  Co-Founder & COO

15 years of experience in the health and fitness industry. Carries multiple certifications in fitness and nutrition. Owned and managed multiple gyms over the course of a decade. Prev. Founder and Head Coach at Kuleana Fitness.



### Dara Tawarahara  Partner & VP Sales

Ten years of experience in Sport Pedagogy. Physical Education Teacher of the year in the State of Hawaii. Co-Owner and Manager of Kuleana Fitness. Leads the Sales and Marketing efforts.

# Educating, Empowering, and Enhancing Lives Through Fitness.



Hele Fitness was born from a shared passion for living our best lives through fitness.  That passion quickly grew into a mission- to catalyze positive transformation for our local communities by helping people harness their inner warrior spirit and overcome their daily battles.  We believe that those you consistently grind through fitness, build inner strength, and that empowerment cascades across all aspects of life.

Hele Fitness is Hawaii's functional fitness brand.  We are a group of former athletes, coaches, and fitness professionals who launched the company in 2017 as a project for our shared passion for fitness.   Our mission is to improve lives through health and fitness.  By providing the tools (equipment), the knowledge (programming) and support system (community), we catalyze a stronger connection to the best version of ourselves!





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Hele Fitness represents the innate connection to the warrior spirit that resides within each of us. The ancient Hawaiian Warriors, known as *Na Koa,* drew strength from their *Mana* (life force) to always be prepared for battle.

Today we honor Na Koa through modern training methods- helping people overcome their daily battles, unlocking self-belief and empowering them to live to their potential.





**2020 Revenue = $3.3M**



The following numbers were calculated using cash-basis accounting, not accrual-basis, which is used in our financial statements.

**See what our customers have to say about us!**



**MARIO QUEZADA**

*"I can't think of a fitness company, in Hawaii or elsewhere, that cares more for it's customer's*



**ASHLEY BURNETT**

*"UFC Gym Kailua has some of their equipment and I immediately noticed the*



**KAHEA HART**

*"The quality is top of the line and great customer service. The guys are cool and will*



experience with their products than Hele Fitness.”

drastic difference in the quality of the Hele brand equipment.”

work with you to get your work space dialed.”

**NANAKULI H.S.**

*“While the student athletes marveled at the equipment, we as strength coaches are reassured by the safety and design.”*



**LEILEHUA H.S.**

*“Fast, efficient and friendly, you won't find better anywhere on the islands.”*



# Global Expansion

In 2018 we launched our Affiliate Program. This works similar to a franchise model where we partner with other entrepreneurs across the world to establish Hele Fitness in their home country. We started with Brazil and quickly grew that model across multiple countries. Each Affiliate orders exclusively from us and carries our product line procured for their market. We make a guaranteed profit margin from each Affiliate which is driven by the Market, the Forex, and the Volume of that country's production. In the emerging markets, we see fitness trending up and like any late adoption cycle, they skip over many of the old incumbent methods of fitness and go straight to Functional Fitness. The Global Affiliate channel will drive a large portion of our company's future growth.





# Hele Fitness App

We built our own mobile app to deliver programming, starting with the Army's new ACFT. The app is also a platform for coaches and gym owners to better service their clients and members. By enabling passionate practitioners, we further our mission and reinforce our brand's ability to catalyze a community of empowerment.



DreamHouse Challenge
Day 1
Monday
Elyse U.
Equipment
Bodyweight
NUTRITION TIP
Workout

- **HELE FITNESS MOBILE APP**
- **INDUSTRY-BASED PROGRAMMING**

  i.e. Army Combat Fitness Test (New ACFT)


50 Double-Unders or 100 Single-Unders
40 Air Squats
30 Sit-ups
20 Burpees to a target 6" above max reach
10 Pull-ups
00:00.00
PROFILE
RECORD YOUR SCORE

- **FIRST RESPONDERS / MILITARY / SPORT-SPECIFIC**


Hele Promo
from Brook Emanuel
HELE FITNESS
00:22
vimeo


Fast-Growing Industry

With that growth carrying us into 2020, the COVID Pandemic accelerated the already aggressive trend line. We foresee the 'At Home Fitness' movement as still an industry in its infancy. There is a multi-Billion dollar industry that is growing month-over-month and we are positioning Hele Fitness to be a leader in that niche.


$12B
TOTAL ADDRESSABLE MARKET
Total Global Fitness Equipment Market
$5B
TOTAL SERVICEABLE MARKET
Functional Fitness Market Segment
$500M
TOTAL OBTAINABLE MARKET
Obtainable Market for our Company

*FUNCTIONAL FITNESS MARKET EXPECTED TO EXCEED $25B BY 2025


Values and Vision

Our vision for a better world starts with each of us as individuals. When we are in pursuit of our best selves, we share more positive energy with the world. The compounding effect of millions of people radiating their light with the world transcends geographic, political and economic borders.

When we commit ourselves to fitness, we quickly recognize the extrinsic benefits

but what often gets overlooked is the intrinsic value.  Intuitively, we know this but we rarely take action to manifest it in our own lives- which is why, oftentimes we just need an example for inspiration.  There are few more inspirational stories than those of our soldiers who overcome sever physical and mental trauma.  The **Wounded Warrior Project** strongly aligns with our company values and we are very proud to be a Corporate Champion Partner in support of their mission.



_**"Hele Fitness becomes a Corporate Champion Partner of the Wounded Warrior Project."**_



Mahalo for taking the time to consider joining us.  We hope that at the very least you move on with your day from a place of renewed inspiration for your own health and well being.  If you find yourself in Hawaii, look us up, we would love to meet and talk fitness!



## LEAD INVESTOR



**Joseph Casale**  Partner - Hele Fitness LLC

Hele Fitness Equipment is the fastest growing small business in Hawaii. Leading the company's financial success are a team of fitness professionals who run the company. This executive team is a group of athletes, coaches, and business professionals that strive to teach others about the value of maintaining physical fitness while supporting their local community. Their leadership and dedication in this arena is second to none. The world demand for functional fitness equipment is rapidly growing as fitness becomes a bigger priority in the US and around the world. Hele provides the equipment, programming, and motivation world wide to their clients, and I am honored to be a member of the Hele Fitness team.

**Invested $50,000 this round & $100,000 previously**

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